Mail Stop 7010

                                                March 27, 2006



Mr. Martin M. Ellen
Snap-On Incorporated
2801 80th Street
Kenosha, Wisconsin 53143


	RE:	Snap-On Incorporated
      Form 10-K for the fiscal year ended December 31, 2005
		Filed February 21, 2006
      File #1-7724


Dear Mr. Ellen:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 3. Legal Proceedings, page 18
1. Please provide us with a more comprehensive description of the claims being brought against you by former dealers. In addition, based on your current disclosure, it is unclear whether you believe a material loss is possible related to this matter. If a material loss is reasonably possible, please provide the additional disclosures required by SAB 5:Y and SFAS 5.

Item 9A. Controls and Procedures, page 46
2. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that the information required to be disclosed in reports filed under the Exchange Act was recorded, processed, summarized and reported within the specified time periods.
In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, you may simply conclude that your disclosure controls are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Note 2. Summary of Accounting Policies, page 56
Revenue Recognition, page 57
3. With a view towards future disclosure, please provide us with a more specific and detailed description of your revenue recognition policy. Please ensure that you include a discussion of your financing programs and the various channels you utilize to distribute your products and services.

Note 4.  Inventories, page 61
4. With a view towards future disclosure, please tell us which inventories are valued using a LIFO basis and which are valued using a FIFO basis. If similar materials or products are valued using two different inventory policies, please tell us why you have adopted this practice.

Exhibits 31.2 and 31.2
5. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-
Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
or in her absence, to me at (202) 551-3689.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Martin M. Ellen
Snap-On Incorporated
March 27, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE